January 30, 2007

07021002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- ◆ **Stock Exchange of Thailand Filing, SSA-CP 003/2007**

  Subject: Report on the Use of Company's Capital Increase

  Date: January 30, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL



THAICOM

Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Summary Translation Letter
To the Stock Exchange of ThailandRECEIVED
January 30, 2007

2007 FEB 13 P 12: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref. No. SSA-CP 003/2007

30 January, 2007

Subject: Report on the Use of Company's Capital Increase

To: The President
        Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand on the use of company's capital increase through the Initial Public Offering of new capitals of 208,000,000 shares, price per share is Baht 15.30, in the amount of Baht 3,182.4 million, the period for reserve during June 2-3 and 6, 2005.

As of December 31, 2006 the Company used the capital increase as follows:

Description	Expected Investment on prospectus of IPO (Baht)	Actual Used Up to December 31, 2006 (Baht)	Balance As of December 31, 2006 (Baht)
1. To expand iPSTAR services	192,780,760.64	192,780,760.64	-
2. To be reserved for additional insurance premiums on iPSTAR-1 Satellite	-	-	-
3. To strengthen the Company's capital structure, including some loan repayment	-	-	-
4. To use as the Company's working Capital	-	-	-
- Underwriter Fee	-	-	-
- Others Working capital	-	-	-
Total	**192,780,760.64**	**192,780,760.64**	-



February 2, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SSA-CP 004/2007**

   Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in January 2007.

   Date: February 2, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure





Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

SSA-CP 004/2007

February 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in January 2007.

To: The President
         The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	,000,000	4,400,100	5,894,200	7,562,100
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	13.081	6.279	13.913	16.441
Exercise Ratio (warrant : ordinary share)	1 : 2.04490		1 : 102245	
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in January 2007, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	-	-	-
aining unexercised warrants (units)	5,928,300	2,480,700	5,894,200	7,562,100
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	12,123,103	5,072,844	6,026,200	7,732,100

